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                             May 29, 2024

       David Stasse
       Chief Financial Officer
       Trinseo PLC
       440 East Swedesford Road, Suite 301
       Wayne, PA 19087

                                                        Re: Trinseo PLC
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No. 001-36473

       Dear David Stasse:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023

       Financial Statements, page F-1

   1. Tell us why you have not included the financial statements for Americas Styrenics LLC in this Form 10-K. Please
note that, if under Rule 3-09 and Rule 1-02(w) of Regulation S-
                                                        X your investment in
Americas Styrenics LLC was considered significant in any period presented, then you are
required to include the financial statements for Americas Styrenics
                                                        LLC for the same dates,
and for the same periods, as your audited consolidated financial statements.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Stasse
Trinseo PLC
May 29, 2024
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 with any questions.



                                                         Sincerely,
FirstName LastNameDavid Stasse
                                                         Division of
Corporation Finance
Comapany NameTrinseo PLC
                                                         Office of Industrial
Applications and
May 29, 2024 Page 2                                      Services
FirstName LastName